Exhibit 11

Earnings Per Share

CORN PRODUCTS INTERNATIONAL, INC. (“CPI”)

Computation of Net Income

Per Share of Common Stock

(All figures are in millions except per share data)	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
Average shares outstanding – Basic	74.8	74.8

Effect of dilutive securities:
Stock options and other *	—	—
Average shares outstanding – Assuming dilution	74.8	74.8

Net loss attributable to CPI	$(84.8)	$(68.1)

Net loss per share of CPI:
Basic	$(1.13)	$(0.91)
Diluted	$(1.13)	$(0.91)

*Due to the net losses reported for the periods, no incremental shares are included in the computations of Diluted EPS as the effect of doing so would be anti-dilutive.